Filed pursuant to Rule 424(b)(3) and 424(c)
Registration Nos. 333-188106 and 333-188106-01

PROSPECTUS SUPPLEMENT
To Prospectus Dated April 24, 2013

J. C. Penney Company, Inc.

COMMON STOCK

This prospectus supplement amends each of the existing base prospectuses that form a part of the Registration Statement on Form S-3 (File No. 333-188106-01), which became effective April 24, 2013, to update the section entitled “Description of Capital Stock” set forth in each existing base prospectus, and the section set forth in this prospectus supplement entitled “Description of Capital Stock” replaces and supersedes in its entirety the section entitled “Description of Securities––Capital Stock” set forth in each existing base prospectus.

On August 21, 2013, the Board of Directors of J. C. Penney Company, Inc. (the “Company”) authorized and declared a dividend of one right to purchase one-thousandth of a share of a newly authorized series of preferred stock for each outstanding share of Common Stock of 50¢ par value of the Company. The Company’s shares of common stock trade on the NYSE under the symbol “JCP.” On August 23, 2013, the last reported sale price of our common stock on the NYSE was $13.50.

Investing in shares of our common stock involves risks. Before buying any shares, you should consider the risks described under the “Risk Factors” section in our most recent Annual Report on Form 10-K, in our most recent Quarterly Report on Form 10-Q and our other filings with the Securities and Exchange Commission.

This prospectus supplement should be read in conjunction with the prospectus dated April 24, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 26, 2013.

DESCRIPTION OF CAPITAL STOCK

In this section entitled “Description of Capital Stock,” when we refer to the “Company,” “JCPenney,” “we,” “our,” or “us,” we are referring to J. C. Penney Company, Inc. and none of its subsidiaries. JCPenney’s authorized capital stock consisted of 1,250,000,000 shares of common stock of 50¢ par value, of which 220,455,870 shares were issued and outstanding as of August 20, 2013, and 25,000,000 shares of preferred stock, without par value, of which no shares were issued and outstanding as of August 20, 2013. The authorized shares of any class of stock may be increased or decreased, as the case may be, by the affirmative vote of the holders of a majority of the outstanding shares of the stock entitled to vote. The descriptions set forth below of the common stock and preferred stock (as hereinafter described) constitute brief summaries of certain provisions of JCPenney’s Restated Certificate of Incorporation, as amended, referred to in this section as its “Charter,” and its Bylaws, as amended, referred to in this section as its “Bylaws,” and are qualified in their entirety by reference to the relevant provisions of such documents. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” for information on how to obtain copies of these documents.

Common Stock

Holders of common stock are entitled to one vote per share with respect to each matter submitted to a vote of the stockholders of JCPenney, including the election of directors, subject to voting rights that may be established for shares of preferred stock. Our Charter does not provide for cumulative voting nor are holders of common stock entitled to any preemptive rights to purchase or subscribe for any of our securities. Shares of common stock are neither redeemable nor convertible, and there are no sinking fund provisions relating to these shares.

Subject to the prior rights of any outstanding shares of preferred stock, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our Board of Directors (the “Board”). Upon any voluntary or involuntary liquidation, dissolution or winding up of JCPenney, holders of common stock will share equally in the assets remaining after the Company pays all of its creditors and satisfies all of its obligations to preferred stockholders.

The outstanding shares of common stock are fully paid and nonassessable. Additional shares of common stock may be issued, as authorized by our Board from time to time, without stockholder approval, except for any stockholder approval required by the NYSE.

Computershare Inc. (formerly BNY Mellon Shareowner Services) is the transfer agent and registrar of the common stock.

Preferred Stock

Our Charter authorizes our Board, without further stockholder action, to provide for the issuance of up to 25,000,000 shares of preferred stock, without par value, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation preferences of each of these series. We may amend our Charter from time to time to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of our shares entitled to vote.

The particular terms of any series of preferred stock under this prospectus will be described in the applicable prospectus supplement relating to that series of preferred stock. Those terms may include:

•	the title and liquidation preference per share of the preferred stock and the number of shares offered;

•	the purchase price of the preferred stock;

•	the dividend rate (or method of calculation), the dates on which dividends will be payable, whether dividends shall be cumulative and, if so, the date from which dividends will begin to accumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	any conversion, redemption or exchange provisions of the preferred stock;

•	the voting rights, if any, of the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

If the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, those terms will also be disclosed in the applicable prospectus supplement relating to that series of preferred stock. The summary in this prospectus is not complete. You should refer to the certificate of designations establishing a particular series of preferred stock which has been or will be filed with the Secretary of State of the State of Delaware and the SEC in connection with the offering of the preferred stock.

Each prospectus supplement may describe certain U.S. federal income tax considerations applicable to the purchase, holding and disposition of the preferred stock that prospectus supplement covers.

Dividend Rights. The preferred stock will be preferred, to the extent of the preference to which such preferred stock is entitled, over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation) on the common stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock, to the extent of the preference to which such preferred stock is entitled, will be entitled to receive dividends when, as and if declared by our Board or, if dividends are cumulative, full cumulative dividends for the current and all prior dividend periods (unless otherwise set forth in the applicable prospectus supplement). We will pay those dividends either in cash, shares of preferred stock, or otherwise, at the rate and on the date or dates set forth in the applicable certificate of designations or prospectus supplement. With respect to each series of preferred stock that has cumulative dividends, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest. The certificate of designations or applicable prospectus supplement will indicate the relative ranking of the particular series of the preferred stock as to the payment of dividends, as compared with then-existing and future series of preferred stock.

Rights upon Liquidation. The preferred stock of each series will be preferred over the common stock and other stock ranking junior to that series of preferred stock as to assets, so that the holders of that series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up, before any distribution is made to the holders of common stock and other stock ranking junior to that series of preferred stock, the amount set forth in the applicable certificate of designations or prospectus supplement. However, in this case the holders of preferred stock of that series will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up, our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled, subject to any provisions of any series of preferred stock that rank it junior or senior to other series of preferred stock upon liquidation. The certificate of designations or applicable prospectus supplement will indicate the relative ranking of the particular series of the preferred stock upon liquidation, as compared with then-existing and future series of preferred stock.

Conversion, Redemption or Exchange Rights. Except as indicated in the applicable certificate of designations or prospectus supplement, the shares of a series of preferred stock will not be convertible at the option of the holder of the preferred stock, redeemable at our option or the option of the holder, as applicable, or exchangeable at our option, into another security.

Voting Rights. Except as indicated in the applicable certificate of designations or prospectus supplement or as otherwise from time to time required by law, the holders of preferred stock will have no voting rights.

Preferred Stock Purchase Rights

Preferred stock purchase rights (the “Rights”) are attached to all shares of our common stock outstanding. These Rights are issued under a Rights Agreement, dated August 22, 2013 (the “Rights Agreement”), between the Company and Computershare Inc., as rights agent. Each Right entitles the registered holder to purchase 1/1000th of a share of a newly authorized series of preferred stock of the Company designated Series C Junior Participating Preferred Stock (the “Series C Preferred Stock”) under conditions described in the Rights Agreement. The Rights expire on August 20, 2014, unless such date is extended or the Rights are earlier redeemed or exchanged.

In general terms, the Rights restrict any person or group of affiliated or associated persons (other than the Company, its subsidiaries, or employee benefit plans of the Company or any of its subsidiaries) from acquiring beneficial ownership of 10% or more of the outstanding common stock, or, in the case of any person or group that owned 10% or more of the outstanding common stock on the date of announcement of the Company’s entry into the Rights Agreement, any additional shares of common stock. In addition, any person or group who becomes the owner of 10% or more of the outstanding common stock solely as a result of a reduction in the number of shares outstanding due to any repurchase of shares by the Company would be permitted to acquire up to an additional 1% of the outstanding common stock. An “acquiring person” is any person or group who acquires shares of common stock in violation of these limitations.

The Rights will initially trade with, and will be inseparable from, the common stock. The Rights will not be evidenced by separate certificates until they become exercisable. Each Right will allow its holder to purchase from the Company, once the Rights become exercisable, one one-thousandth of a share of Series C Preferred Stock for $55.00, subject to adjustment in accordance with the terms of the Rights Agreement.

The Rights will separate from the common stock and become exercisable on the earlier of (1) the 10th business day following the first date of a public announcement that a person or group has become an acquiring person; or (2) the 10th business day (or such later date as the Board may determine) following the commencement after the date of the Rights Agreement of a tender offer or exchange offer that, if consummated, would result in that person or group becoming an acquiring person.

If any person or group of affiliated or associated persons becomes an acquiring person, then each Right (other than Rights owned by an acquiring person, its affiliates, associates or certain transferees, which will become void) will entitle the holder to purchase, at the then current exercise price, common stock (or, in certain circumstances, a combination of common stock, other securities, cash or other property) having a value of twice the exercise price of the Right, in effect enabling a purchase at half-price. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below.

In the event that, at any time following the first date of a public announcement by the Company that a person or group has become an acquiring person, (1) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (2) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the common stock of the Company is changed or exchanged, or (3) fifty percent (50%) or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

After a person or group becomes an acquiring person, but before such person or group owns 50% or more of the outstanding common stock, the Board may exchange the Rights, in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series C Preferred Stock (or of a share of a class or series of the Company preferred stock having equivalent rights, preferences and privileges) for each Right, other than Rights held by the acquiring person.

The Board may redeem all, but not less than all, of the Rights for $0.001 per Right at any time prior to the distribution date. The redemption price may, at the option of the Company, be paid in cash or in shares of common stock or other consideration deemed appropriate by the Board. The redemption price will be adjusted in the event of a stock split or stock dividend with respect to the common stock.

The Board has the right to adjust, among other things, the exercise price, as well as the number of preferred shares issuable, and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the preferred shares or common stock.

The terms of the Rights Agreement may be amended by the Board prior to the distribution date without the consent of the holders of the Rights. The Board may only amend the Rights Agreement after the distribution date for certain limited purposes, such as to cure ambiguity, shorten or lengthen time periods in the Rights Agreement, or other changes that do not adversely affects the holders of the Rights.

Certain Charter, Bylaw and Delaware Law Provisions

Our Charter and Bylaws and the Delaware General Corporation Law contain several provisions that may make it more difficult to acquire or control us by means of a tender offer, open market purchases, proxy fight or otherwise.

Election of Directors; Removal of Directors; Action by Written Consent

Our directors are elected annually. In a non-contested election, each director must be elected by the affirmative vote of the majority of the votes cast with respect to that director’s election. Our Bylaws provide that in a non-contested election, any nominee for director who is an incumbent director and does not receive a majority of the votes cast “For” his or her election must promptly tender his or her resignation, and the Board, excluding the director who tenders his or her resignation, must promptly decide whether to accept or reject the resignation. Absent a compelling reason for the director to remain on the Board, as determined by the other directors in the exercise of their business judgment, the Board shall accept the resignation. We will promptly and publicly disclose the Board’s decision, together with an explanation of how the decision was reached. In a contested election, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the stockholder meeting and entitled to vote on the election of directors.

Our Charter and Bylaws also provide that stockholders may only take action at an annual or special meeting of the stockholders and not by written consent of stockholders. The provisions regarding action by written consent require the vote of at least a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class in order to remove or amend them.

These provisions may have the effect of discouraging anyone from attempting to acquire control of us and could deter open market purchases of our common stock.

Stockholder Proposals and Nominations

Our Bylaws provide that any stockholder may present a nomination for director at an annual meeting of stockholders only if advance notice of such nomination has been delivered to us not less than 90 days prior to the meeting. If an election of directors is to be held at a special meeting of stockholders, notice by the stockholder must be received not later than seven days after the notice of such meeting was given to stockholders. Similarly, any stockholder may present a proposal at an annual meeting only if advance notice of the proposal has been delivered to us not less than 90 days prior to the meeting. The foregoing notices must describe the proposal to be brought at the meeting or the nominee for director, as applicable, as well as provide personal information regarding the stockholder giving the notice, the number of shares owned by the stockholder, his or her interest in such proposal and, with respect to nominations for director, such information with respect to the nominees as would be required to be included in a proxy statement filed by us with the SEC. In addition, our Bylaws provide that only the Board can call special meetings of stockholders and that the only business that may be brought before a special meeting is such business specified by the Board in the notice of such meeting. These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any stockholder to a vote of the stockholders.

Delaware Law

Section 203 of the General Corporation Law of the State of Delaware applies to us. Under certain circumstances, Section 203 limits the ability of an interested stockholder to effect various business combinations with the Company for a three-year period following the time that such stockholder becomes an interested stockholder. For purposes of Section 203, a “business combination” is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within the immediately preceding three years did own, 15 percent or more of our voting stock.

An interested stockholder may not engage in a business combination transaction with the Company within the three-year period unless:

•	before the stockholder became an interested stockholder, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owned at least 85% of our voting stock (excluding shares owned by officers, directors or certain employee stock purchase plans); or

•

at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66  2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Certain Effects of Authorized But Unissued Stock

Our authorized but unissued shares of common stock and preferred stock may be issued without additional stockholder approval and may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

The issuance of preferred stock could have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount available for distribution to holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of us.

We plan to issue additional shares of common stock in connection with our employee benefit plans.

Limitations on Directors’ Liability

Our Charter eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty as a director. This provision does not, however, eliminate or limit the personal liability of a director:

•	for any breach of such director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

This provision offers persons who serve on our Board protection against awards of monetary damages resulting from breaches of their fiduciary duty (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company and limits our ability or the ability of one of our stockholders to prosecute an action against a director for a breach of fiduciary duty. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

Our Bylaws provide that we may indemnify any of our officers or directors to the fullest extent permitted by the Delaware General Corporation Law.

Forum Selection

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on behalf of us;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim arising pursuant to the Delaware General Corporation Law or our Charter or Bylaws; or

•	any action asserting a claim governed by the internal affairs doctrine of the State of Delaware.

In the event that the Court of Chancery lacks jurisdiction over any such action or proceeding, our Bylaws provide that the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware. Our Bylaws further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provision.